UNITED STATES

WASHINGTON, D.C. 20549

______________________

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the

Securities Exchange Act of 1934

______________________

Titanium Asset Management Corp.

(Name of Subject Company)

Titanium Asset Management Corp.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.0001

(Title of Class of Securities)

_____________________

U8885X107

(CUSIP Number of Class of Securities)

______________________

Titanium Asset Management Corp.

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5306
(414) 765-1980

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

______________________

With copies to:

Peter D. Fetzer

Jason M. Hille

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5306

(414) 271-2400

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the joint press release of Titanium Asset Management Corp. (the “Company”) and TAMCO Holdings, LLC (“Parent”) relating to the proposed acquisition of the Company by Parent pursuant to the terms of an Agreement and Plan of Merger, dated September 9, 2013, by and among Parent, TAMCO Acquisition, LLC, a wholly-owned subsidiary of Parent (“Purchaser”), and the Company.

The press release filed herewith as Exhibit 99.1 is not an offer to purchase or a solicitation of an offer to sell securities of the Company. The planned tender offer by Purchaser for all of the outstanding shares of common stock of the Company has not been commenced. On commencement of the tender offer, Parent and Purchaser will mail to the Company stockholders an Offer to Purchase and related materials and the Company will mail to its stockholders a Solicitation/Recommendation Statement with respect to the tender offer. Parent and Purchaser will file with the SEC a Tender Offer Statement on Schedule TO, including an Offer to Purchase and Letter of Transmittal, and the Company will file with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9. Company stockholders are urged to read these materials carefully when they become available, since they will contain important information, including the terms and conditions of the Offer. Company stockholders may obtain a free copy of these materials (when they become available) and other documents filed by Parent and Purchaser or the Company with the SEC at the website maintained by the SEC at www.sec.gov or on the Company’s website at www.ti-am.com. These materials may also be obtained (when they become available) for free by contacting Morrow & Co., LLC, the Information Agent for the Offer, at (800) 607-0088 (toll free).

Forward Looking Statements

This communication contains forward-looking statements relating to the potential acquisition of Titanium Asset Management Corp. by TAMCO Holdings, LLC and its affiliate. The Company intends that these forward-looking statements be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and includes this statement for purposes of complying with these safe harbor provisions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control and which could materially affect actual results. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how many of the Company’s stockholders will tender their shares in the anticipated tender offer by Purchaser for all the outstanding shares of common stock of the Company; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially from current expectations include, but are not limited to, those set forth in the reports that we file from time to time with the Securities and Exchange Commission, including our annual report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2012 and our quarterly and current reports on Forms 10-Q and 8-K. The forward-looking statements contained herein reflect the Company’s expectations as of the date of this press release. Except as otherwise required by the federal securities laws, the Company disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein (or elsewhere) to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Exhibit index

99.1 Text of joint press release issued by Parent and the Company, dated September 9, 2013